T. Rowe Price

Exchange-traded funds (ETFs)

Go beyond the limitations of indexes with active ETFs.

Version 7/16/2026

Leverage the global resources of T. Rowe Price

T. Rowe Price ETFs are supported by the full resources and scalability that can only be provided by a well-established global firm. Since being founded in 1937, we’ve always believed in putting the clients’ needs first. We go beyond the numbers with rigorous field research, prudent risk management, and a forward-looking approach—defined by skilled active management—to help navigate changing market conditions. Advisors and their clients can take comfort in knowing their investments are in good care.

As of March 31, 2025.

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The benefits of ETFs

At T. Rowe Price, we recognize that investors have different needs across a range of investment objectives and vehicles, so we offer choices in the ways to access our investments. Our ETFs follow the same investing philosophy that we’ve followed for more than 85 years while offering investors increased trading control with no investment minimums.

T. Rowe Price Active ETFs deliver the features and benefits investors expect from ETFs while also offering the potential for outperformance.

Convenience

Similar to stocks, ETFs can be traded continuously throughout the day. This allows for greater flexibility to buy or sell intraday without trading frequency limitations or minimum investment amounts imposed by many mutual funds.

Cost-effectiveness

T. Rowe Price Active ETF expenses are competitively priced and comparable to our low-cost mutual funds and, in many cases, competitive with passive strategies. Generally, ETF costs are streamlined with fewer client service, reporting, and other expenses.

Tax efficiency

ETFs have the potential to reduce the impact of capital gains distributions in a client's portfolio relative to some other investment vehicles. ETFs have the potential for less portfolio turnover because they are not affected by the daily transactions caused by investor purchases and redemptions.

ETFs have always provided the potential for improved tax efficiency, lower costs, and trading flexibility. But now, active ETFs have the added ability to help investors navigate various market conditions.

Tim Coyne

Head of Exchange-Traded Products

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A little outperformance can add up

Active management provides the potential for outperformance relative to passive benchmarks. It may seem obvious that when an active portfolio is able to outperform its benchmark, then the result could be higher cumulative growth. But perhaps less obvious is just how much of a difference even a small amount of incremental outperformance can really make over time.

The hypothetical illustration below shows the impact of earning as little as 0.50% or 1% additional return per year. Although 50 or 100 basis points (bps) of additional performance doesn’t seem like much, over time it can add up to a significant difference. Not only does that lead to potentially higher account balances, but it also may help those assets last longer when they’re needed.

Even a small amount of excess returns can have a profound impact on results over time

Values shown are based on the hypothetical experience of an investor who starts with a USD 0 account balance. The baseline scenario assumes a 7% annual return prior to age 65, and a 5% return thereafter. To demonstrate the impact of a 50 basis point (0.50%) and a 100 basis point (1.00%) increase in excess returns, the assumed returns prior to age 65 were raised to 7.50% and 8.0%, respectively, and returns after age 65 were increased to 5.5% and 6.0%. Demographic assumptions, contributions, and investment returns are shown for illustrative purposes only and are not intended to provide any assurance or promise of actual returns and outcomes.

Source: T. Rowe Price.

Past performance cannot guarantee future results. Results will vary for other periods, and all funds are subject to market risk. The results shown above are hypothetical, do not reflect actual investment results, and are not a guarantee of future results. Hypothetical results were developed with the benefit of hindsight and have inherent limitations. Hypothetical results do not reflect actual trading or the effect of material economic and market factors on the decision-making process. Results do not include the impact of fees, expenses, or taxes. Results have been adjusted to reflect the reinvestment of dividends and capital gains. Actual returns may differ significantly from the results shown. The demographic assumptions, returns, and ending balances are shown for illustrative purposes only and are not intended to provide any assurance or promise of actual returns and outcomes.

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Active is what we do

Our investment approach

At T. Rowe Price, our active investing approach takes us beyond the numbers. This means we don't stop at surface-level analysis. Instead, our investment professionals go out in the field around the world to get the answers we need.

Our investment professionals rely on firsthand, independent analysis and on-site evaluations where they can ask the right questions to gain a deeper understanding of where a company stands today and where it could go in the future.

We combine our passion for deep understanding with experience. Our skilled portfolio managers average 22 years in the industry and 16 years with T. Rowe Price. This combination has informed better decision-making and prudent risk management on behalf of our clients.

In addition, our people have the conviction to think independently but act collaboratively. We assess when to move with the crowd, when to move against it, and when to quickly take advantage of short-term market fluctuations. In short, we don't wait for change to happen—we seek to get ahead of it for our clients.

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To align with clients’ goals, our lineup covers a variety of asset classes and global regions

T. Rowe Price Active ETFs include the features of an ETF backed by the full resources and investment experience of the firm. We believe that the flexibility of active management is a key element when navigating risks and identifying opportunities. Our ETFs are managed through deep research and thorough analysis to drive performance across evolving market environments. Whether you’re looking for standalone strategies specifically designed for ETFs or ones based on time-tested mutual fund strategies, we offer a wide range of investment choices. Our ETF lineup includes actively managed strategies that cover a variety of asset classes and global regions in order to meet a wide range of investment objectives.

U.S. Equity	Ticker	Category	Expense ratio
Active Core U.S. Equity ETF	TACU	Large Blend	0.00%[1]
Blue Chip Growth ETF*	TCHP	Large Growth	0.57%
Capital Appreciation Equity ETF	TCAF	Large Blend	0.31%
Capital Appreciation Premium Income ETF	TCAL	Derivative Income	0.34%
Dividend Growth ETF*	TDVG	Large Blend	0.50%
Equity Income ETF*	TEQI	Large Value	0.54%
Growth ETF	TGRT	Large Growth	0.38%
Growth Stock ETF*	TGRW	Large Growth	0.52%
Hedged Equity ETF	THEQ	Hedged Equity	0.46%[2]
Small-Mid Cap ETF	TMSL	Small/Mid Blend	0.55%
U.S. Equity Research ETF*	TSPA	Large Blend	0.34%
Value ETF	TVAL	Large Value	0.33%

1TACU has a net expense ratio of 0.00% by contractual fee waiver through January 30, 2027, then will be 0.14% thereafter.

2THEQ: Gross expense is 0.73% before fee waivers. Net expense is 0.46%. The fund operates under a permanent contractual expense limitation to fully offset the proportional expenses of underlying T. Rowe Price funds.

*This ETF is different from traditional ETFs. Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may create additional risks for your investment. For example:

◾	You may have to pay more money to trade the ETF’s shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.

◾	The price you pay to buy ETF shares on an exchange may not match the value of the ETF’s portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.

◾	These additional risks may be even greater in bad or uncertain market conditions.

◾	The ETF will publish on its website each day a “Proxy Portfolio” designed to help trading in shares of the ETF. While the Proxy Portfolio includes some of the ETF’s holdings, it is not the ETF’s actual portfolio.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF’s performance. If other traders are able to copy or predict the ETF’s investment strategy, however, this may hurt the ETF’s performance.

For additional information regarding the unique attributes and risks of the ETF, please see the Important Information as well as the fund’s prospectus.

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International/Global Equity	Ticker	Category	Expense ratio
Active Core International Equity ETF	TACN	Foreign Large Blend	0.00%[3]
Global Equity ETF	TGLB	Global Large Blend	0.46%
International Equity ETF	TOUS	Foreign Large Blend	0.50%
International Equity Research ETF	TIER	Foreign Large Blend	0.38%

Sector/Thematic Equity	Ticker	Category	Expense ratio
Financials ETF	TFNS	Financial	0.44%
Health Care ETF	TMED	Health Care	0.44%
Innovation Leaders ETF	TNXT	Thematic Equity	0.49%
Natural Resources ETF	TURF	Natural Resources	0.44%
Technology ETF	TTEQ	Technology	0.63%

Taxable Fixed Income	Ticker	Category	Expense ratio
Floating Rate ETF	TFLR	Bank Loan	0.61%
Multi-Sector Income ETF	TMSF	Multi-Sector	0.37%
QM U.S. Bond ETF	TAGG	Intermediate Core	0.08%
Total Return ETF	TOTR	Intermediate Core Plus	0.31%
U.S. High Yield ETF	THYF	High Yield	0.50%
Ultra Short-Term Bond ETF	TBUX	Ultrashort	0.17%

Tax-Free Fixed Income	Ticker	Category	Expense ratio
High Income Municipal ETF	THYM	U.S. Municipal High Yield	0.32%
Intermediate Municipal Income ETF	TAXE	U.S. Municipal Intermediate	0.24%
Long Municipal Income ETF	TMNL	U.S. Municipal Long	0.26%
Short Municipal Income ETF	TMNS	U.S. Municipal Short	0.18%

Multi-Asset	Ticker	Category	Expense Ratio
Capital Appreciation Market Opportunities ETF	TPUT	Dynamic Allocation	0.25%

Digital Assets	Ticker	Category	Management fee
Active Crypto ETF	TKNZ	Digital Assets	0.75%[4]

The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

3TACN has a net expense ratio of 0.00% by contractual fee waiver through January 30, 2027, then will be 0.20% thereafter.

4The expense shown above reflects the sponsor’s net annual management fee of 0.75% by contractual fee waiver though 5/31/2027, and 0.90% thereafter.

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When you think of active ETFs,
think of T. Rowe Price.

Consult with your financial professional or contact us today. 1-800-564-6958

Learn more: troweprice.com/ExploreETFs

Important Information:

Consider the investment objectives, risks, and charges and expenses carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information, visit troweprice.com. Read it carefully.

This material is provided for general and educational purposes only and is not intended to provide legal, tax, or investment advice. This material does not provide recommendations concerning investments, investment strategies, or account types; it is not individualized to the needs of any specific investor and is not intended to suggest that any particular investment action is appropriate for you.

*T. Rowe Price semi-transparent equity ETFs publish a daily Proxy Portfolio, a basket of securities designed to closely track the daily performance of the actual portfolio holdings. While the Proxy Portfolio includes some of the ETF’s holdings, it is not the actual portfolio. Daily portfolio statistics will be provided as an indication of the similarities and differences between the Proxy Portfolio and the actual holdings. The Proxy Portfolio and other metrics, including Portfolio Overlap, are intended to provide investors and traders with enough information to encourage transactions that help keep the ETF’s market price close to its net asset value (NAV). There is a risk that market prices will differ from the NAV. ETFs trading on the basis of a Proxy Portfolio may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and, therefore, may cost investors more to trade. The ETF’s daily Proxy Portfolio, Portfolio Overlap, and other tracking data are available at troweprice.com. Although the ETF seeks to benefit from keeping its portfolio information confidential, others may attempt to use publicly available information to identify the ETF’s investment and trading strategy. If successful, these trading practices may have the potential to reduce the efficiency and performance of the ETF.

ETFs/ETPs are bought and sold at market prices, not NAV. Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions, which will reduce returns.

Risks considerations: All investments are subject to market risk, including the possible loss of principal. As with all equity investments, the share price can fall because of weakness in the broad market, a particular industry, or specific holdings. Fixed income investing involves risks including, but not limited to, interest rate risk and credit risk. International investments can be riskier than U.S. investments due to the adverse effects of currency exchange rates, differences in market structure and liquidity, as well as specific country, regional, and economic developments. The use of derivatives exposes the fund to additional volatility and potential losses. A fund that focuses its investments in specific industries or sectors is more susceptible to adverse developments affecting those industries and sectors than a more broadly diversified fund. The use of derivatives exposes the fund to additional volatility and potential losses. A derivative involves risks different from, and possibly greater than, the risks associated with investing directly in the assets on which the derivative is based, including liquidity risk, valuation risk, correlation risk, market risk, interest rate risk, leverage risk, counterparty and credit risk, operational risk, management risk, legal risk, and regulatory risk. Crypto investing is relatively new and involves risks including, but not limited to, extreme price volatility from trading activity, regulatory uncertainty, lightly or unregulated oversight, security breaches, fraud or otherwise. Active investing may have higher costs than passive investing and may underperform the broad market or passive peers with similar objectives.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”).

T. Rowe Price Investment Services, Inc. (“TRPIS”) serves as the distributor of the Trust.

T. Rowe Price Investment Services, Inc., distributor.

© 2026 T. Rowe Price. All Rights Reserved. T. ROWE PRICE, INVEST WITH CONFIDENCE, the Bighorn Sheep design and related indicators (see troweprice.com/ip) are trademarks of T. Rowe Price Group, Inc. All other trademarks are the property of their respective owners.

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Version 7/16/2026